Exhibit 99.1

Qiao Xing Universal Telephone, Inc. Announces Filing of A Universal Shelf Registration
Statement with SEC

     HUIZHOU, Guangdong, China, Nov. 22 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it had filed a registration statement with the Securities and Exchange Commission.

     The Company said it had filed a Form F-3 universal shelf registration statement that when effective will allow Qiao Xing to sell up to $100 million of its securities, which may consist of common stock and/or warrants. These securities may be offered from time to time, separately or together, in amounts, at prices and on terms set forth in the prospectus contained in the shelf registration statement, and in one or more supplements to the prospectus. The shelf registration statement is intended to provide the Company flexibility to facilitate the sale of securities, subject to market conditions and the Company’s capital needs.

     Commenting on this registration, Mr. Wu Rui Lin, Chairman, said, “We expect this registration to give us the flexibility, when warranted, to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes, working capital and capital expenditures. We may also use the proceeds to fund acquisitions of technologies or businesses or to obtain the right to use additional technologies. However, we currently have no commitments or agreements for any specific acquisitions or investments.”

     The registration statement on Form F-3 relating to these securities filed with the Securities and Exchange Commission has not yet become effective. These securities may not be sold nor may offers to buy be accepted before the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of that state.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

     IR Director

     Rick Xiao
     Tel: +86-752-2820268
     Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.

     -0-                11/22/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /